Golden Goliath Resources Ltd.: Las Bolas Exploration Update

Press Release

Source: Golden Goliath Resources Ltd.

On Wednesday September 16, 2009, 12:12 pm EDT

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Sept. 16, 2009)

Golden Goliath Resources Ltd. (TSX VENTURE:GNG - News; PINK SHEETS: GGTHF - News)

During the past several months, the Company's exploration activities have focused on the Las Bolas property. The Las Bolas property represents a small portion of the overall Uruachic Camp which is 15 by 25 kilometres in size.  With the recent discoveries of San Luis to the east and Las Bolas West to the west the mineralized strike length is increased to 3 kilometers (1.9 miles).

The Las Bolas property hosts three main, well defined, parallel mineralized trends which run northeast-southwest.  These trends are called Papacho, Frijolar and El Corazon. The main cluster of old workings and the exploration focus lie within a 600-metre to 700-metre strike length but preliminary work show it extends out much further. The Company continues to find additional old workings as exploration is expanded and new roads are built.  Every time new roads are built additional old workings are uncovered.  The presence of so many old workings at Las Bolas, and over the entire Uruachic Camp, gives the Company confidence that the mineralization is extensive.  In addition to the three main trends there are at least two other mineralized zones.  A graphic presentation of the property and its characteristics can be found in the Company's power point (slides 20 and 21) on its website.

Papacho Trend

The Las Bolas mine, which encompasses Station 19, Station 37 and Station 50, is located in the most Northerly Papacho Trend.  Drilling and extensive sampling has been conducted in this area which will form the basis of the preliminary resource calculation being prepared.  Within the Las Bolas Mine Station 19 silver grades averaged 577 gms/tonne and gold grades averaged 1.25 gms/tonne over a strike length of 45 metres with an average width of 2.17 metres.  Ninety metres from Station 19 is Station 37 which has four mineralized zones including a bonanza zone which averaged 699 gms/tonne silver and 15.3 gms/tonne gold over a strike length of 11 metres with an average width of 2.65 metres.  The Papacho Trend also contains the Gambusino adit and several other old workings. The Gambusino workings averaged 320.7 gms/tonne silver and 0.4 gms/tonne gold over a strike length of 120 metres with an average width of 1.10 metres. The high grade zones in the Papacho trend reach up to 8m in width.

The Papacho Trend also hosts the collapsed Papacho tunnel, several other smaller tunnels as well as the Arbolito shaft.  The Company found extremely high grade sulfide samples in the dump next to the Arbolito shaft, including one that assayed over 71,000 grams/tonne silver (over 2,000 ounces).  In addition, at least 5 other old shafts have been indentified to date.  The number and extent of the old workings and the significant grades they contain demonstrate the potential of the Papacho Trend, which is about 250 metres wide.

Frijolar Trend

Directly adjacent and parallel to Papacho trend is the Frijolar Trend which contains the Frijolar, Frijolar II and Guadalupana tunnels along with several nearby mineralized showings. The known Frijolar workings are approximately 205 metres in length and include an upper and lower zone. The upper zone hosts a mineralized structure that is exposed for a length of 43 metres, is 2 metres wide and averaged 281 gms/tonne silver. The lower zone is a 2 metre wide structure traced over 35 metres. Chip samples across its width averaged 316 gms/tonne silver. Two surface drill holes completed along the structure returned 327 gms/tonne silver over 15.3 metres and 100 gms/tonne silver over 6.2 metres respectively. Further along strike the Frijolar Trend contains at least five old shafts. The Company recently completed a 125 by 125 metre soil grid in this area. Of the 41 samples collected, 7 samples returned values above 19.1 gms/tonne silver (80th percentile) , 4 samples returned values above 44.1 gms/tonne silver (90th percentile), 2 samples returned values above 69.1 gms/tonne silver (95th percentile) and the top two samples returned values of 209 and 246 gms/tonne silver. The presence of old shafts in this area indicates that these surface values are contaminated from mineralization originally from depth. However, these anomalous values demonstrate the excellent potential for finding additional, high grade precious metal mineralization along the northeast extension of the Frijolar Trend.

Corazon Trend

Immediately south of the Frijolar Trend is the El Corazon Trend. Within the 600 to 700 metres adjacent to the Frijolar workings lies the El Corazon tunnel, two old adits and three old shafts.  About 400 metres further along strike to the northeast lie four more old shafts and two exploratory drill holes in this area returned 81 gms/tonne silver over 7.72 metres and 146.5 gms/tonne silver over 6.1 metres.  Further along strike about 1 kilometre from the entrance to the Corazon tunnel, lie the Los Hilos West and Los Hilos East mine workings and two more old shafts.  Finally, at a distance of over 1,500 metres from the Corazon tunnel along strike lies the recently discovered San Luis and San Luis II workings.  These workings trend in the same direction as those in the main Las Bolas area, contain mineralization that looks identical to that found within the Las Bolas tunnel.  Three samples were taken within the San Luis area. A chip sample across a 0.3 metre wide vein structure ran 509 gms/tonne silver and 0.21 gms/tonne gold and its 1 metre wide footwall assayed at 74 gms/tonne silver.  A grab sample of the same structure, further along the workings, assayed 720 gms/tonne silver with 0.42 gms/tonne gold.  Two hundred metres south of San Luis at San Luis II, a chip sample across a 0.3 metre wide exposure of the same vein structure assayed at 1,850 gms/tonne silver and 0.61 gms/tonne gold.  The discovery of these workings and the mineralization found indicates that the Las Bolas, Frijolar and El Corazon Trends have a strike length, measured from the entrance of the Las Bolas mine tunnel, of approximately 1,600 metres.

Others

Several other old shafts and workings still lie outside of these three main trends, including the Providencia Mine, south of the El Corazon Trend, and old shafts that lie north of the Papacho Trend in another exploration target area called Las Bolas II. The Las Bolas II area alteration, host rock and structural settings are similar to the rest of the targets in the area and a orientation sample has returned highly anomalous silver grade of 34 gm/tonne. The presence of these workings and showing indicates that there may well be more mineralized trends than the three above defined to date.

El Manto

The known mineralization on the Las Bolas property extends not only northeast from the main working area, but also to the west. The old El Manto Mine lies about 600 metres west of the entrance to the Las Bolas tunnel and 275 vertical metres below it. Mineralization at El Manto differs in several ways from that found within the Las Bolas and Gambusino Mines. Mineralization in the El Manto area is predominantly sulfide in nature, and is found in sub horizontal blankets, or mantos, and appears to be stratigraphically controlled. This mineralization has been intersected in recent diamond drilling as well as in earlier reverse circulation drilling. These intersections include 366 gms/tonne silver with 1.2 gms/tonne gold over 1.9 metres, 101 gms/tonne silver with 0.28 gms/tonne gold over 3.6 metres and 222 gms/tonne silver with 0.47 gms/tonne gold over 3.23 metres. Preliminary work on the west side returned a 0.9 metre chip sample grading 99 gms/tonne silver and 0.918 gms/tonne gold and a grab sample of 36 gms/tonne silver with 0.02 gms/tonne gold in areas of sericite and quartz-tourmaline alteration. Analysis from recent drill hole data gives a vector indicating higher grades and thicknesses to the west and southwest, across the creek opposite the El Manto Mine. Extending the drill road across the shallow Rio Uruachic creek has already been completed and important new showings have already been found west of the creek during preliminary mapping and prospecting. This newly opened area is referred to as Las Bolas West.

Las Bolas West

Approximately 200 metres northwest of the El Manto Mine a northwest trending structure with banded clay alteration and disseminated pyrite has been exposed over 50 metres. Samples taken from this structure have returned assays ranging from 6.0 to 26.6 gms/tonne silver and 0.11 to 2.11 gms/tonne gold. Another sample of similarly altered material taken 110 metres west of this structure returned 10.6 gms/tonne silver and 0.12 gms/tonne gold. Prospecting along a small creek 550 metres northwest of the El Manto Mine has identified a 4 metre wide silicified vein structure that strikes northeast and dips 70 degrees northwest with a cross cutting fault. This structure returned a sample grading 43.1 gms/tonne silver, 0.1 gms/tonne gold, with highly anomalous copper, lead and zinc. Further encouraging results have been obtained 675 metres northwest of El Manto where a series of east-west veins cut by northeast trending faults have returned 20.2 gms/tonne silver, 0.15 gms/tonne gold and significant base metal content. To date mineralization has been found over an area that measures 600 by 900 metres, and is clearly open to the west.

The geological setting at Las Bolas West has some commonalities with the Las Bolas system such as the host rocks and intrusives are both the same, being andesite and diorite, and in both the Las Bolas West and Las Bolas andesite over lies shallow dipping mineralized shale which is underlain by gneiss, the basement rock. The mineralized structures at Las Bolas West trend east-northeast dipping steeply to the northwest and north-south with steep dips to the east. The samples with higher gold mineralization have similar settings to El Manto, i.e. mineralization is found at the base of the volcanic rock in shallow dipping shales underlain by gneiss. With the end of the rainy season approaching more access roads will be built in this area in order to facilitate more detailed exploration.

Overview

The overall length covering these mineralized trends and zones, from San Luis at the east end to Las Bolas West at the opposite end is approximately 3,000 metres. The width from Las Bolas II at the north and Providencia to the south is about 1300m and the vertical extent of known mineralization is approximately 650 metres. These dimensions and grades gives the Las Bolas property excellent potential for hosting a large polymetallic deposit which the Company intends to develop.

Preliminary Resource Calculation

The independent consultant completing this work has advised the Company that his report will be finalized within the next one or two weeks and will be released at that time.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). Assays are done using traditional methods at Inspectorate Labs and Chemex Labs. The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

To view the maps accompanying this release please click on the following link: http://media3.marketwire.com/docs/gng0916.pdf

Contact:

J. Paul Sorbara, M.Sc., P.Geo

Golden Goliath Resources Ltd.

President & CEO

+1(604)-682-2950

+1(604)-685-3764 (FAX)

jps@goldengoliath.com

www.goldengoliath.com

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